Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling
August 5, 2016	Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                             Ares Capital Corporation Registration Statement on Form N-2 Filed August 1, 2016
(File No. 333-212788)

Dear Mr. Ganley:

In a telephone conversation on August 4, 2016, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) filed by Ares Capital Corporation (the “Fund”) on August 1, 2016. We have revised the Registration Statement to respond to the comments you provided during the telephone conversation and today filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

1.              Page 10 — Please add a structure chart explaining the steps of the pending American Capital, Ltd. Acquisition in the summary section and simplify the disclosure regarding the steps of the transaction.  Please also update the chart to show which entities will be merging into which other entities.

The Fund has added the requested disclosure on page 10.

2.              Page 11 — Please revise your disclosure in the summary regarding what the combined company’s asset mix of investments will look like if the proposed transaction with American Capital, Ltd. is consummated into tabular format.  Please update the disclosure to include any information with respect to any equity interests in collateralized loan obligations (“CLO’s”).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

The Fund has revised the disclosure as requested on page 11.

3.              Page 11 — Please provide information in the summary regarding what the combined company’s number of portfolio companies and industry diversification would be if the proposed transaction with American Capital, Ltd. is consummated.

The Fund has added the requested disclosure on page 11.

4.              Page 11 — Where the Fund discloses what the combined company’s total assets, total liabilities and net asset value would be if the proposed transaction with American Capital, Ltd. is consummated, please add the Fund’s actual total assets, total liabilities and net asset value as of such date.

The Fund has added the requested disclosure on page 11.

5.              Page 3 & Page 4 — Senior Direct Lending Program and Senior Secured Lending Program — Please file the agreements for each co-investment program as an exhibit to the registration statement. See Regulation S-K 601(b)(10).

The Fund respectfully submits that it does not believe that the agreements for either co-investment program are required to be filed as exhibits to the Registration Statement because such co-investment program agreements were made in the ordinary course of business, and the Fund’s business is not substantially dependent on any of such agreements.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance.

The Fund’s ordinary course of business involves making debt and equity investments to generate both current income and capital appreciation. Accordingly, the co-investment program agreements are in the ordinary course of the Fund’s business.

The Fund considered the categories of ordinary course contracts that are nevertheless required to be filed and determined that only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s product or services or to produce the major part of registrant’s requirements of goods, services or raw materials,” could potentially be applicable to the co-investment program agreements. [Emphasis added.] There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. However, the “major part” references included in Item 601(b)(10)(ii)(B) do highlight the fact that the contract has to affect the Fund’s basic business operations in a fundamental or structural way.  In that regard, the Fund does not believe it is substantially dependent on either co-investment program contract, including as a result of its ability to enter into additional co-investment programs with other third parties on terms similar to those of the existing co-investment programs in a reasonable time frame. Thus, the Fund has concluded that each co-investment program agreement is an ordinary course agreement on which the Fund is not substantially dependent.

6.              Page 51 — Unaudited Pro Forma Financial Statements — Please inform us whether these pro forma financial statements will be updated to be dated June 30, 2016?  S-X 11-02(c) appears to require the pro formas to be dated as of the most recent period for which a consolidated balance sheet is required to be filed.

The Fund has updated the pro forma financial statements as of June 30, 2016 on pages 20-21, 22 and 52-89.

7.              Page 53 — Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2016 — The negative $9 adjustment for “Interest and credit facility fees” should be a positive $9 in order for that line item to add up correctly.

The Fund agrees that the negative $9 adjustment for “Interest and credit facility fees” should have been a positive $9 for the period presented.  The Fund has since updated the Pro Forma Condensed Consolidated Statement of Operations as of June 30, 2016 on page 54.

8.              Page 83 — Footnote 1 - Basis of Pro Forma Presentation — Disclosure in the second paragraph describes the accounting treatment of the acquisition sub into American Capital.  Please explain why the merger of ACAM into IHAM is not discussed here.

The merger of ACAM into IHAM is not discussed in Footnote 1 because the combined entity will continue to be accounted for as a portfolio investment of the Fund.  The Fund has added disclosure to the Pro Forma Schedule of Investments on page 82 to show the amortized cost and fair value of IHAM as of June 30, 2016, pro forma for the merger of ACAM into IHAM and certain other transactions.

GENERAL COMMENTS

9.              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund understands that:

(a)                                 the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                                 Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)                                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation